Exhibit 8.1

List of Principal Subsidiaries

Name	Place of Incorporation
ChipMOS TECHNOLOGIES INC.	Republic of China

ChipMOS TECHNOLOGIES (H.K.) Limited	Hong Kong

MODERN MIND TECHNOLOGY LIMITED	British Virgin Islands

ChipMOS TECHNOLOGIES (Shanghai) LTD.	People’s Republic of China

ThaiLin Semiconductor Corp.	Republic of China